UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

State National Companies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

85711T305
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 85711T305
1	NAME OF REPORTING PERSON CF SNC Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ](b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 3,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%(1)
12	TYPE OF REPORTING PERSON PN

(1)	Based on 44,247,102 shares of Common Stock outstanding as of November 14, 2014, as disclosed by the Issuer in a prospectus supplement filed with the SEC on December 15, 2014.

CUSIP No.: 85711T305
1	NAME OF REPORTING PERSON CF SNC GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ](b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 3,500,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,500,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%(1))
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as general partner of CF SNC Investors LP.

(2)	Based on 44,247,102 shares of Common Stock outstanding as of November 14, 2014, as disclosed by the Issuer in a prospectus supplement filed with the SEC on December 15, 2014.

CUSIP No.: 85711T305
1	NAME OF REPORTING PERSON Hybrid GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ](b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 3,500,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,500,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%(1)
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as a person holding the membership interests of the general partners of funds holding the membership interests in CF SNC GP LLC.

(2)	Based on 44,247,102 shares of Common Stock outstanding as of November 14, 2014, as disclosed by the Issuer in a prospectus supplement filed with the SEC on December 15, 2014.

CUSIP No.: 85711T305
1	NAME OF REPORTING PERSON FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ](b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 3,500,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,500,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%(1)
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as owner of the membership interests of the investment advisers to funds holding the membership interests in CF SNC GP LLC.

(2)	Based on 44,247,102 shares of Common Stock outstanding as of November 14, 2014, as disclosed by the Issuer in a prospectus supplement filed with the SEC on December 15, 2014.

CUSIP No.: 85711T305
1	NAME OF REPORTING PERSON Fortress Operating Entity I LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ](b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 3,500,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,500,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%(1)
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as managing member of Hybrid GP Holdings LLC and holder of all the membership interests of FIG LLC.

(2)	Based on 44,247,102 shares of Common Stock outstanding as of November 14, 2014, as disclosed by the Issuer in a prospectus supplement filed with the SEC on December 15, 2014.

CUSIP No.: 85711T305
1	NAME OF REPORTING PERSON FIG CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ](b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 3,500,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,500,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the general partner of Fortress Operating Entity I LP.

(2)	Based on 44,247,102 shares of Common Stock outstanding as of November 14, 2014, as disclosed by the Issuer in a prospectus supplement filed with the SEC on December 15, 2014.

CUSIP No.: 85711T305
1	NAME OF REPORTING PERSON Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ](b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 3,500,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,500,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%(2)
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the holder of all issued and outstanding shares of FIG CORP.

(2)	Based on 44,247,102 shares of Common Stock outstanding as of November 14, 2014, as disclosed by the Issuer in a prospectus supplement filed with the SEC on December 15, 2014.

Item 1.

(a)	Name of Issuer:

The name of the issuer is State National Companies, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 1900 L. Don Dodson Drive, Bedford, Texas 76021.

Item 2.

(a)	Name of Person Filing:

This statement is filed by:

(i)	CF SNC Investors LP, a Delaware limited partnership;

(ii)	CF SNC GP LLC, a Delaware limited liability company, is the general partner of CF SNC Investors LP and may therefore be deemed to beneficially own the Common Shares beneficially owned thereby;

(iii)
Hybrid GP Holdings LLC, a Delaware limited liability company, which  holds the membership interests of the general partners of funds holding the membership interests in CF SNC GP LLC and may therefore be deemed to beneficially own the Common Shares beneficially owned thereby.

(iv)
FIG LLC, a Delaware limited liability company, which owns the membership interests of the investment advisers to funds holding the membership interests in CF SNC GP LLC and may therefore be deemed to beneficially own the Common Shares beneficially owned thereby.

(v)
Fortress Operating Entity I LP, a Delaware limited liability company, which is the managing member of Hybrid GP Holdings LLC and holds all of the membership interests in FIG LLC and may therefore be deemed to beneficially own the Common Shares beneficially owned thereby;

(vi)	FIG CORP., a Delaware corporation, is the general partner of Fortress Operating Entity I LP and may therefore be deemed to beneficially own the Common Shares beneficially owned thereby; and

(vii)
Fortress Investment Group LLC, a Delaware limited liability company, is the holder of all the issued and outstanding shares of FIG CORP. and may therefore be deemed to beneficial own the Common Shares beneficially owned thereby.

(b)	Address of Principal Business Office:

The address of the principal business office of each of the Reporting Persons is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

(c)	Citizenship:

See Item 4 of each of the cover pages.

(d)	Title of Class of Securities:

Common Shares, par value $0.01 per share.

(e)	CUSIP Number:

85711T305

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of each of the cover pages.

(b)	Percent of class: See Item 11 of each of the cover pages.

(c)	(i)	Sole power to vote or direct the vote: See Item 5 of each of the cover pages.

(ii)	Shared power to vote or direct the vote: See Item 6 of each of the cover pages.

(iii)	Sole power to dispose or direct the disposition: See Item 7 of each of the cover pages.

(iv)	Shared power to dispose or direct the disposition: See Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015

CF SNC INVESTORS LP

By:	CF SNC GP LLC, its general partner

By:	/s/Constantine M. Dakolias
Name:	Constantine M. Dakolias
Title:	President

CF SNC GP LLC

By:	/s/Constantine M. Dakolias
Name:	Constantine M. Dakolias
Title:	President

HYBRID GP HOLDINGS LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary

FIG LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary

FORTRESS OPERATING ENTITY I LP

By:	FIG CORP., its general partner

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary

FIG CORP.

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit
1
Joint Filing Agreement, dated as of February 17, 2015, by and among CF SNC Investors LP, CF SNC GP LLC, Hybrid GP Holdings LLC, FIG LLC, Fortress Operating Entity I LP, FIG CORP., and Fortress Investment Group LLC.